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Exhibit 12

Simon Property Group, L.P. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the year ended December 31,
	2005		2004		2003		2002		2001
Earnings:
Pre-tax income from continuing operations	$473,557		$466,128		$441,560		$527,888		$281,196
Add:
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	49,939		46,124		60,614		46,633		62,611
Minority interest in income of majority owned subsidiaries	13,743		9,687		7,277		10,498		10,715
Distributed income from less than 50% owned unconsolidated entities	66,165		45,909		42,939		37,811		51,740
Amortization of capitalized interest	2,772		2,525		1,845		1,872		1,702
Fixed Charges	904,324		748,643		684,226		673,562		699,751
Less:
Income from unconsolidated entities	(81,807)		(81,113)		(101,093)		(77,389)		(67,291)
Interest capitalization	(15,502)		(15,546)		(10,916)		(5,507)		(10,325)

Earnings	$1,413,191		$1,222,357		$1,126,452		$1,215,368		$1,030,099

Fixed Charges:
Portion of rents representative of the interest factor	8,869		7,077		5,489		4,236		4,932
Interest on indebtedness (including amortization of debt expense)	879,953		726,020		667,821		663,819		684,494
Interest capitalized	15,502		15,546		10,916		5,507		10,325

Fixed Charges	$904,324		$748,643		$684,226		$673,562		$699,751

Ratio of Earnings to Fixed Charges	1.56	x	1.63	x	1.65	x	1.80	x	1.47	x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

            The computation of ratio of earnings to fixed charges has been restated to comply with FASB Statement No. 144 which requires the operating results of the properties sold in the current year to be reclassified to discontinued operations and requires restatement of previous years' operating results of the properties sold to discontinued operations.

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  Exhibit 12
Simon Property Group, L.P. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (in thousands)